Exhibit 5

March 15, 2022, Mexico City, United States of Mexico

ANNUAL REPORT OF COMMITTEE OF CORPORATE PRACTICES OF VISTA OIL &

GAS, S.A.B. DE C.V.

To the Board of Directors of

Vista Oil & Gas, S.A.B. de C.V.

Dear Ladies and Gentlemen:

In my capacity as the Chairman of the Corporate Practices Committee (the “Committee”) of Vista Oil & Gas, S.A.B. de C.V. (the “Company” or “Vista”), in compliance with the provisions of Section 43, subsections I and II of the Securities Market Act (“SMA”) and Section 38 of the by-laws of the Company, I hereby proceed to submit the annual report approved by all the members of said committee, regarding the activities and operations carried out by the Committee in the fiscal year ended December 31, 2021.

In consideration of the provisions contained in the SMA, during the relevant fiscal year, the Committee generally focused on carrying out the corporate practices activities that the applicable law and the by-laws of the Company confers on the Committee, in order to assist the Board of Directors in the management of the Company, and holding periodic and regular meetings with different relevant officers of the Company, and consequently to ensure the prudent management of the Company and its various projects.

With regard to specific concepts corresponding to the functions approved for this Committee, we present the following results:

PERFORMANCE OF THE RELEVANT EXECUTIVES OF THE COMPANY

During the fiscal year ended on December 31, 2021, (i) the CEO of the Company, the relevant executives of the Company and its subsidiaries have complied satisfactorily with their assigned goals and their responsibilities; and (ii) no observation regarding the performance of the relevant executives of the Company was submitted to this Committee.

TRANSACTIONS WITH RELATED PARTIES

During the fiscal year ended on December 31, 2021, the Committee analysed the execution of a joint venture agreement, by the Company, as associate, in accordance with the provisions of Section 252 to 259 of the General Commercial Companies Act, with its subsidiary Vista Oil & Gas Holding I, S.A. de C.V., as associate. The purpose of the agreement was the acquisition, holding and sale of certain investments. Since the transaction was with related parties of the Company, consisting of a transaction between the Company and a subsidiary, out of the ordinary course of business of the Company, it was the responsibility of the Committee to previously recommend its approval to the Board.

EXEMPTIONS REGARDING BUSINESS OPPORTUNITIES

During the fiscal year ended on December 31, 2021, no exemptions were granted for a director, relevant executive or person with power of command to take advantage of business opportunities for himself or in favor of third parties, in relation to the Company or subsidiaries or entities in which it has significant influence. Likewise, no exemptions were granted for the transactions referred to in paragraph f) of subsection III of Section 28 of the SMA.

CORPORATE RISKS MANAGEMENT

During the fiscal year ended on December 31, 2021, we have reviewed on a quarterly basis the business risks matrix prepared and presented by the relevant executives of the Company, as well as the identification of the main standards and actions to mitigate such risks.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE POLICIES

During the fiscal year ended on December 31, 2021, we have reviewed on a quarterly basis the progress and implementation of the Environmental, Social and Corporate Governance Policies (“ESG”) implemented by the Company during the year 2021.

ETHIC CODE AND COMPLIANCE PROGRAM

During the fiscal year ended on December 31, 2021 the Committee reviewed and approved periodic reports regarding the update of the matters related of the Company’s Ethic and Conduct Code, as well as the implementation and training of the Company’s compliance policies (including conflict of interest policies, anti-corruption, non-discrimination and anti-harassment, diversity and inclusion, among others).

ADMINISTRATIVE MATTERS

During the fiscal year aforementioned, the Corporate Practices Committee met in person on one occasion, on October 25 (the “Corporate Practices Committee Meeting”) since, prior to that date, as a consequence of COVID-19 pandemic, held virtual meetings, adopting a set of unanimous resolutions out of the Corporate Practices Committee meetings on five different occasions, on the following dates: (i) February 25; (ii) March 16; (iii) April 27; (iv) July 27; and (v) October 25 (the “Corporate Practices Committee Unanimous Resolutions”).

The work carried out was duly registered in the minutes drafted on every meeting held, which were promptly reviewed and approved by the members of the Committee together with their Annexes. The Chairman of the Committee submitted periodic reports to the Board of Directors related to the activities developed by the Committee.

This report has been unanimously approved by the members of the Committee.

Sincerely yours,

/s/ Mauricio Doehner Cobian
Mauricio Doehner Cobian
Chairman of the Committee of Corporate Practices of Vista Oil and Gas, S.A.B. de C.V.

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